October 11, 2005

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner

Re:	Magma Design Automation, Inc.

Form 8-K filed July 28, 2005

File No. 0-33213

Dear Mr. Skinner:

Please refer to your letter, dated September 28, 2005, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the above-referenced filing of Magma Design Automation, Inc. (“Company”). On behalf of the Company, responses to each of your numbered comments are provided below. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in your letter.

Form 8-K Filed July 28, 2005

1.	In your press release dated July 28, 2005, the condensed consolidated statements of operations presented includes a number of measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP income from operations, non-GAAP income before taxes and non-GAAP net income for which you do not appear to have provided the disclosures required by Items 10(e)(1)(C) and 10(e)(1)(D) of Regulation S-K. In this regard, please note that each line item, sub-total, total or other item that has been adjusted represents a separate non-GAAP measure for which clear, specific disclosure is required. Additionally, as your adjustments appear to eliminate recurring items, the following additional disclosure appear necessary:

•	the manner in which you use the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind your decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure;

Securities and Exchange Commission

October 11, 2005

•	the manner in which you compensate for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

The Company has reviewed the requirements of Items 10(e)(1)(C) and 10(e)(1)(D) of Regulation S-K and proposes to provide revised disclosure to address this comment in future filings where applicable. The Company expects that its next filing to include non-GAAP financial measures will be an Item 2.02 Form 8-K for the fiscal quarter ended October 2, 2005, which the Company expects to file on or about October 27, 2005. As requested in comment 2, the Company has provided the form of its proposed new disclosure, revised to take account of this comment, with this response letter for the staff’s review. Please refer to Attachment A, which is a version of the July 28 press release revised to show how the Company proposes to respond to this comment in the future.

2.	For further guidance, refer to Question 8, of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us in specific detail how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure.

The Company has reviewed the FAQ and proposes to make the additional disclosure included in Attachment A under the caption “GAAP Reconciliation.”

3.	You also disclose non-GAAP financial information which is reconciled to GAAP historical results on a per share basis only. These reconciliations should be expanded to include operating income (loss) and net income (loss).

As discussed with the staff telephonically, the Company believes this staff comment to be a reference to the table formerly titled “Impact of Known Non-GAAP Adjustments on Forward-Looking Diluted Net Income Per Share.” This table is intended to provide a forward-looking, not a historical, disclosure. The Company has revised this presentation by changing the title of the table to be “Impact of Known Non-GAAP Adjustments on Forward-Looking Diluted Net Income and Earnings per Share” and adding another table under this caption that expresses the information in terms of non-GAAP net income, reconciled to diluted net loss. The Company believes that historical non-GAAP net income per share, non-GAAP net income (loss) and non-GAAP operating income (loss) are reconciled to their GAAP equivalents in the table that presents the historical results for the quarter, earlier in the press release. Please refer to the draft disclosure at Attachment A.

*        *        *

Securities and Exchange Commission

October 11, 2005

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934, or, in my absence, Lara Mataac of this office at (650) 335-7644.

Very truly yours,

Horace Nash

Enclosures

cc	Greg Walker, Magma Design Automation, Inc.

Beth Roemer, Magma Design Automation, Inc.

Lara Mataac, Fenwick & West LLP

Magma Reports Financial Results for First Quarter Fiscal Year 2006	Page 1

News Release

CONTACTS:

Magma Design Automation Inc.:
Monica Marmie	Milan G. Lazich
Marketing Communications Manager	Vice President, Corporate Marketing
(408) 565-7689	(408) 565-7706
monical@magma-da.com	milan.lazich@magma-da.com

Magma Reports Financial Results for First Quarter – Record Revenue of $38.8 Million

SANTA CLARA, Calif., July 28, 2005 — Magma Design Automation Inc. (Nasdaq: LAVA), a provider of semiconductor design software, today announced it achieved record revenue of $38.8 million for its 2006 fiscal first quarter, ended July 3, 2005, an increase of 8 percent over the $36.0 million reported for the year-ago first quarter ended June 30, 2004.

GAAP Results

In accordance with generally accepted accounting principles (GAAP), Magma reported a net loss of $(23,000), or $(0.00) per share (basic and diluted), for the quarter, compared to a net loss of $(2.5) million, or $(0.08) per share (basic and diluted), for the year-ago first quarter.

Non-GAAP Results

Magma reported non-GAAP net income of $3.5 million for fiscal 2006’s first quarter, or $0.09 per share (diluted). This compares to a non-GAAP net income of $7.7 million, or $0.18 per share (diluted), for the year-ago first quarter. Non-GAAP net income for the first quarter of fiscal 2006 reflects reported net income excluding the effects of amortization of developed technology, amortization of intangible assets, amortization of stock-based compensation, charges associated with losses in equity investments, gain on repurchase of convertible notes and loss on sale of marketable securities in conjunction with the convertible notes repurchase and tax effect of non-GAAP adjustments. Non-GAAP net income for the first quarter of fiscal 2005 excludes the effects of amortization of developed technology, amortization of intangibles, amortization of deferred stock-based compensation, in-process research and development, restructuring charges, charges associated with losses in equity investments and the tax effect of non-GAAP adjustments. A reconciliation of our non-GAAP results to GAAP results is included in this press release.

“It was a good quarter for Magma – all key financial metrics finished in the high end of our target ranges and we completed the rollout of the new products developed as part of our Cobra initiative,” said Rajeev Madhavan, chairman and CEO of Magma. “Early feedback from users of our latest products has been very positive. I’m very pleased with our execution in the first quarter in terms of both financial performance and product delivery.”

GAAP Reconciliation

Magma provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that Magma’s management evaluates those operations. Magma believes that this non-GAAP information provides useful information to investors by excluding the effect of certain expenses that are required to be recorded under GAAP but that Magma believes are not indicative of Magma’s core operating results, or that are expected to be incurred over a limited period of time.

Magma’s management evaluates and makes operating decisions about its business operations primarily based on bookings, revenue, and the core costs of those business operations. Management believes that the amortization of developed technology and intangible assets, amortization of deferred stock-based compensation, in-process research and development charges, integration and other acquisition-related expenses, restructuring charges, and the tax effects of its non-GAAP adjustments (yielding a non-GAAP effective tax rate of 19% for the first quarter of 2006) and other significant unusual items are not operating costs of its core software and service business operations. Therefore, management adjusts the following GAAP financial measures included in this earnings release by excluding those costs, to the extent incurred in a particular quarter: cost of revenue (licenses), cost of revenue (services), total cost of revenue, gross profit, operating expenses (research and development), total operating expenses, operating income (loss), other income (expense), net, total interest and other income (expense), net, net income (loss) before income taxes, provision for income taxes, net income (loss), and net income (loss) per share. To determine its non-GAAP provision for income taxes, Magma recalculates tax based on non-GAAP income before income taxes and adjusts accordingly.

For each such non-GAAP financial measure, excluding these costs provides management with information about Magma’s underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. For example, since Magma does not undertake significant restructuring or realignments on a predictable cycle, management would have difficulty evaluating Magma’s profitability as measured by gross profit, operating profit, income before taxes and net income on a period-to-period basis unless it excluded these charges. Similarly, since Magma does not acquire businesses on a predictable cycle, management excludes acquisition-related charges, such as in-process research and development charges, in order to make more consistent and meaningful evaluations of Magma’s operating expenses. Management also uses these measures to help it make budgeting decisions between those expenses that affect operating expenses and operating margin (such as research and development, sales and marketing and general and administrative expenses), and those expenses that affect cost of revenue and gross margin (such as product development expenses).

Further, the availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Making this non-GAAP financial information available also helps investors to compare Magma’s performance with the announced operating results of its principal competitors, which regularly provide similar non-GAAP financial information.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that management must exercise judgment in determining whether some types of charges, such as those relating to workforce reductions executed in the ordinary course of business, should be excluded from non-GAAP financial measures. Management believes, however, that providing this non-GAAP financial information facilitates consistent comparison of Magma’s financial performance over time. Magma has historically provided non-GAAP results to the investment community, not as an alternative but as a supplement to GAAP information, to enable investors to evaluate Magma’s core operating performance in the way that management does.

Reconciliation of First Quarter GAAP and Non-GAAP Financial Results

Income Statement Reconciliation

	Three Months Ended
(in thousands)	July 3, 2005	June 30, 2004
GAAP net loss	$(23)	$(2,535)
Amortization of developed technology	4,164	1,299
Amortization of intangible assets	3,588	4,475
Amortization of stock based compensation	1,672	462
Acquisition related expenses	216	674
In-process research and development	—	4,009
Restructuring charge	—	502
Net gain on repurchase of convertible notes and loss on sale of marketable securities in conjunction with the repurchase	(8,120)	—
Loss on equity investments	390	331
Tax effect	1,615	(1,526)

Non-GAAP net income	$3,502	$7,691

Earnings Per Share Reconciliation

	Three Months Ended
	July 3, 2005	June 30, 2004
GAAP net loss	$—	$(0.06)
Amortization of developed technology	0.11	0.03
Amortization of intangible assets	0.09	0.10
Amortization of stock based compensation	0.04	0.01
Acquisition related expenses	0.01	0.02
In-process research and development	—	0.09
Restructuring charge	—	0.01
Net gain on repurchase of convertible notes and loss on sale of marketable securities in conjunction with the repurchase	(0.21)	—
Loss on equity investments	0.01	0.01
Tax effect	0.04	(0.03)

Non-GAAP net income	$0.09	$0.18

Basic shares used in calculation	34,132	33,671
Diluted shares used in calculation	39,185	43,286

Business Outlook

For Magma’s fiscal 2006 second quarter, ending Oct. 2, 2005, the company expects total revenue in the range of $37 million to $41 million. Non-GAAP earnings per share (EPS) is expected to be in the range of $0.08 to $0.12, and GAAP net loss per share is expected to be in the range of $(0.13) to $(0.17). A schedule showing a reconciliation of the projected non-GAAP EPS to GAAP projections is included in this release. A Financial Data Supplement containing detailed financial information intended to provide guidance and further insight into our business is available online at http://investor.magma-da.com/supplement.cfm in the Investor Relations section of the Magma website.

Conference Call

Magma will discuss the financial results for the recently completed quarter, including guidance going forward, during a live webcast and earnings call today at 1:30 p.m. PDT. The call will be available live by both webcast and telephone. To listen live via webcast, visit the Investor Relations section of Magma’s website at http://investor.magma-da.com/home.cfm. To listen live via telephone call either of the numbers below:

U.S. & Canada:    (800) 661-8947, conference ID #7608129

Elsewhere:            (706) 634-2358, conference ID #7608129

Following completion of the call, a webcast replay of the call will be available at http://investor.magma-da.com/home.cfm through Aug. 4, 2005. Those without Internet access may listen to a replay of the call by telephone through Aug. 4 by calling:

U.S. & Canada:    (800) 642-1687, conference ID #7608129

Elsewhere:            (706) 645-9291, conference ID #7608129

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements in the “Business Outlook” section. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from Magma’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: competition in the EDA market; Magma’s ability to integrate acquired businesses and technologies; potentially higher-than-anticipated costs of litigation; potentially higher-than-anticipated costs of compliance with regulatory requirements, including those relating to internal control over financial reporting; any delay of customer orders or failure of customers to renew licenses; weaker-than-anticipated sales of Magma’s products and services; weakness in the semiconductor or electronic systems industries; the ability to manage expanding operations; the ability to attract and retain the key management and technical personnel needed to operate Magma successfully; the ability to continue to deliver competitive products to customers; and changes in accounting rules. Further discussion of these and other potential risk factors may be found in Magma’s public filings with the Securities and Exchange Commission (www.sec.gov). Magma undertakes no additional obligation to update these forward-looking statements.

About Magma

Magma provides leading software for designing highly complex integrated circuits while maximizing Quality of Results with respect to area, timing and power, and at the same time reducing overall design cycles and costs. Magma provides a complete RTL-to-GDSII design flow that includes prototyping, synthesis, place & route, and signal and power integrity chip design capabilities, capacitance extraction, design for test (DFT), physical verification (DRC/LVS), static and statistical timing analysis and characterization and modeling in a single executable, offering “The Fastest Path from RTL to Silicon”™. Magma’s software also includes products for advanced logical, physical synthesis and architecture development tools for programmable logic devices (PLDs), FPGAs and Structured ASICs; capacitance extraction; and characterization and modeling. The company’s stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.

Magma is a registered trademark and “The Fastest Path from RTL to Silicon” is a trademark of Magma Design Automation. All other product and company names are trademarks and registered trademarks of their respective companies.

MAGMA DESIGN AUTOMATION, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	July 3, 2005	March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$38,545	$20,622
Restricted cash	274	2,950
Short-term investments	43,696	114,896
Accounts receivable, net	35,052	33,851
Prepaid expenses and other current assets	6,347	7,088

Total current assets	123,914	179,407
Property and equipment, net	22,004	21,309
Intangibles, net	91,260	69,573
Goodwill	43,012	43,194
Restricted cash	3,543	—
Other assets	4,535	5,741

Total assets	$288,268	$319,224

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,201	$3,010
Accrued expenses	29,724	22,321
Deferred revenue, current	21,267	20,745

Total current liabilities	53,192	46,076

Convertible subordinated notes	105,500	150,000
Other long-term liabilities	5,852	1,749

Total non-current liabilities	111,352	151,749

Total liabilities	164,544	197,825

Stockholders’ equity:
Common stock	4	4
Additional paid-in capital	278,333	261,627
Deferred stock-based compensation	(4,984)	(5,749)
Accumulated deficit	(115,667)	(115,644)
Treasury stock at cost	(32,651)	(16,606)
Accumulated other comprehensive loss	(1,311)	(2,233)

Total stockholders’ equity	123,724	121,399

Total liabilities and stockholders’ equity	$288,268	$319,224

MAGMA DESIGN AUTOMATION, INC.

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

IMPACT OF NON-GAAP ADJUSTMENTS ON REPORTED NET LOSS

(in thousands, except per share data)

(Unaudited)

	For the Quarter Ended July 3, 2005			For the Quarter Ended June 30, 2004
	GAAP Basis	Adjust- ments	Non-GAAP Basis	GAAP Basis	Adjust- ments	Non-GAAP Basis
Revenue:
Licenses	$33,910	$—	$33,910	$30,892	$—	$30,892
Services	4,922	—	4,922	5,137	—	5,137

Total revenue	38,832		38,832	36,029	—	36,029

Cost of revenue:
Licenses	4,414	(4,164)	250	1,308	(1,299)	9
Services	3,857	—	3,857	3,734	(4)	3,730

Total cost of revenue	8,271	(4,164)	4,107	5,042	(1,303)	3,739

Gross profit	30,561	4,164	34,725	30,987	1,303	32,290

Operating expenses:
Research and development	10,975	(216)	10,759	9,569	(674)	8,895
In-process research and development	—	—	—	4,009	(4,009)	—
Sales and marketing	11,202	—	11,202	11,267	—	11,267
General and administrative	8,613	—	8,613	3,625	—	3,625
Amortization of intangible assets	3,588	(3,588)	—	4,475	(4,475)	—
Amortization of stock-based compensation	1,672	(1,672)	—	458	(458)	—
Restructuring charge	—	—	—	502	(502)	—

Total operating expenses	36,050	(5,476)	30,574	33,905	(10,118)	23,787

Operating income (loss)	(5,489)	9,640	4,151	(2,918)	11,421	8,503

Interest and other income (expense):
Interest income	660	—	660	553	—	553
Interest expense	(208)	—	(208)	(246)	—	(246)
Other income (expense), net	7,450	(8,120)	(280)	(562)	331	(231)
		390

Total interest and other income (expense), net	7,902	(7,730)	172	(255)	331	76

Net income (loss) before income taxes	2,413	1,910	4,323	(3,173)	11,752	8,579
Provision for income taxes	(2,436)	1,615	(821)	638	(1,526)	(888)

Net income (loss)	$(23)	$3,525	$3,502	$(2,535)	$10,226	$7,691

Net income (loss) per share – basic	$(0.00)		$0.10	$(0.08)		$0.23

Net income (loss) per share – diluted*	$(0.00)		$0.09	$(0.08)		$0.18

Shares used in calculation:
Basic	34,132		34,132	33,671		33,671

Diluted*	34,132		39,185	33,671		43,286

*	Gives effect to the potential issuance of common stock upon conversion of convertible subordinated notes and to the effect of all dilutive potential common shares outstanding during the period, including stock options, using the treasury stock method

Magma Reports Financial Results for First Quarter Fiscal Year 2006	Page 10

MAGMA DESIGN AUTOMATION, INC.

AS OF JULY 3, 2005

IMPACT OF KNOWN NON-GAAP ADJUSTMENTS ON FORWARD-LOOKING DILUTED NET

INCOME AND EARNINGS PER SHARE

(Unaudited)

Quarter Ending Oct. 2, 2005
GAAP diluted net loss per share	$(0.20) to $ (0.16)
Amortization of developed technology and intangibles	$0.23
Amortization of deferred stock-based compensation	$0.02
Tax effect	$0.03

Non-GAAP diluted net income per share	$0.08 to $0.12

(in millions)	Quarter Ending Oct. 2, 2005
GAAP diluted net loss	$ (8) to $ (6)
Amortization of developed technology and intangibles	$9
Amortization of deferred stock-based compensation	$1
Tax effect	$1

Non-GAAP diluted net income	$3 to $5

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